May 2, 2018

VIA ELECTRONIC TRANSMISSION

Office of Mergers & Acquisitions
Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Preliminary Proxy Statement on Schedule 14A of California Water Service Group pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934

To Whom It May Concern:

On behalf of our client, California Water Service Group (“California Water”), we transmit herewith via electronic transmission, for filing, pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, the Preliminary Proxy Statement and related proxy card on Schedule 14A (the “Proxy Statement”) of California Water.  The Proxy Statement is to be used to solicit shareholders of SJW Group (“SJW”) in connection with a special meeting of the shareholders of SJW to vote on proposals to (1) issue shares of SJW common stock to Connecticut Water Services, Inc. (“CTWS”) stockholders pursuant to the proposed merger between SJW and CTWS, (2) adopt an amendment to the SJW certificate of incorporation in connection with the closing of the such proposed merger, and (3) adjourn the special meeting.

If you have any questions or comments concerning the materials being transmitted herewith, please contact the undersigned at 212-351-3847 or via e-mail at egallardo@gibsondunn.com.

Very truly yours,

/s/ Eduardo Gallardo

Eduardo Gallardo

Enclosures